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                             June 28, 2024

       Steven B. Crockett
       Chief Financial Officer
       South Plains Financial, Inc.
       5219 City Bank Parkway
       Lubbock, TX 79407

                                                        Re: South Plains
Financial, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-38895

       Dear Steven B. Crockett:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loan Portfolio, page 48

   1. We note the tabular disclosure on page 48 detailing the composition of your loans held for investment portfolio,
which includes commercial real estate (   CRE   ) with approximately
                                                        35.9% of your total
loan portfolio as of December 31, 2023. However, you disclose under
                                                        Risk Factors on page 26
that your non-owner occupied CRE loans totaled approximately
                                                        40.1% of your total
loan portfolio as of December 31, 2023. In addition, we note that the total amount of your
CRE portfolio in your earnings presentation (e.g., slide 16 of Exhibit
                                                        99.2 from the January
26, 2024 Form 8-K) does not agree to the amount presented on page 48. Please tell us
and revise future filings to address the following:

                                                              Reconcile these
disclosures or explain why there appears to be discrepancies in these disclosures about
your CRE portfolio;
                                                              Clearly quantify
and discuss your CRE composition, as well as whether and how that composition has
changed over the periods presented; and
 Steven B. Crockett
South Plains Financial, Inc.
June 28, 2024
Page 2
                Disaggregate your CRE loans into owner occupied and non-owner occupied.
2. Additionally, given the significance of CRE loans in your total loan portfolio, please revise future filings to further disaggregate the composition of these loans to disclose and quantify by key borrower type (e.g., multifamily, warehouse, office, retail, etc.), geographic concentrations in your Texas and New Mexico markets, as well as current weighted average and/or range of loan-to-value ratios, and other characteristics (e.g.,
         occupancy rates, etc.) material to an investor   s understanding of
these loans. See Item 303
         of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or John Nolan at 202-551-3492 with any questions.



FirstName LastNameSteven B. Crockett                           Sincerely,
Comapany NameSouth Plains Financial, Inc.
                                                               Division of
Corporation Finance
June 28, 2024 Page 2                                           Office of
Finance
FirstName LastName